UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_________________

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

Date: August 11, 2023

UBS Group AG

Commission File Number: 1-36764

(Registrant's Name)

Bahnhofstrasse 45, Zurich, Switzerland

(Address of principal executive office)

Indicate by check mark whether the registrant file or will file annual reports under cover of Form 20‑F or Form 40-F.

Form 20-F  x                        Form 40-F  o

This Form 6-K consists of the news release which appear immediately following this page.

Investor Relations

Tel. +41-44-234 41 00

Media Relations

Tel. +41-44-234 85 00

11 August 2023
News Release

Ad hoc announcement pursuant to Article 53 of the SIX Exchange Regulation Listing Rules

UBS Group AG voluntarily terminates Loss Protection Agreement and Public Liquidity Backstop guaranteed by Swiss government and Credit Suisse AG fully repaid ELA+ loan

•           Voluntary termination of CHF 9 billion Loss Protection Agreement and CHF 100 billion Public Liquidity Backstop with immediate effect

•           All extraordinary liquidity measures based on emergency law put in place on 19 March 2023 paid back

Zurich, 11 August 2023 – UBS Group AG announced the decision to voluntarily terminate the CHF 9 billion Loss Protection Agreement (LPA) with the Swiss government following a comprehensive assessment of the designated portfolio of Credit Suisse non-core assets, including severe stress loss scenarios. In addition, after due consideration of the funding situation of Credit Suisse entities and UBS Group overall, UBS has also decided to voluntarily terminate the Public Liquidity Backstop (PLB) with the Swiss National Bank (SNB) of up to CHF 100 billion, guaranteed by the Swiss government. Further, Credit Suisse has fully repaid the Emergency Liquidity Assistance Plus (ELA+) loan. These measures, together with the intervention of UBS, contributed to the stabilization of Credit Suisse and financial stability in Switzerland and globally.

As part of the Credit Suisse rescue transaction by UBS, the Swiss government entered into an LPA  with UBS, which became effective at closing on 12 June 2023. The LPA was meant to cover losses of up to CHF 9 billion (only to be drawn after UBS had taken on the first CHF 5 billion of losses). The LPA would have covered a designated portfolio of Credit Suisse non-core assets. At the time, this was deemed necessary to protect UBS against potential tail risks as there had been very limited time to review respective assets over the rescue weekend. After reviewing all assets covered by the LPA since the closing in June and taking the appropriate fair value adjustments, UBS has concluded that the LPA is no longer required. Therefore, UBS has given notice of voluntary termination effective 11 August 2023. UBS pays a total of CHF 40 million to compensate the Swiss Confederation for the establishment of the LPA.

Also, as part of the rescue transaction, the PLB  was set up on 19 March 2023 by the Swiss government in the amount of up to CHF 100 billion. It allowed the SNB to provide sufficient liquidity support to Credit Suisse, backed by a federal default guarantee. All loans under the PLB were fully repaid by Credit Suisse as of the end of May 2023. Following a comprehensive review of the funding situation, UBS has decided to voluntarily terminate the PLB agreement with the SNB as of 11 August 2023. Through 31 July 2023, Credit Suisse expensed a commitment fee and a risk premium totaling CHF 214 million, including approximately CHF 61 million to the SNB and CHF 153 million to the Swiss Confederation.

Credit Suisse AG has also paid back the ELA+  loan of CHF 50 billion to SNB as of 10 August 2023. Credit Suisse paid a risk premium totaling CHF 476 million to the SNB.

UBS continues to focus on the successful execution of the integration of Credit Suisse.

UBS Group AG, News Release, 11 August 2023                                                                                                                                            Page 1

Investor Relations

Tel. +41-44-234 41 00

Media Relations

Tel. +41-44-234 85 00

UBS Group AG

Investor Relations:

Switzerland: Media Relations:	+41-44-234 41 00
Switzerland:	+41-44-234 85 00
UK:	+44-207-567 47 14
Americas:	+1-212-882 58 58
APAC:	+852-297-1 82 00

www.ubs.com/media

Disclaimer

This document and the information contained herein are provided solely for information purposes, and are not to be construed as a solicitation of an offer to buy or sell any securities or other financial instruments in Switzerland, the United States or any other jurisdiction. No investment decision relating to securities of or relating to UBS Group AG, UBS AG or their affiliates should be made on the basis of this document. UBS undertakes no obligation to update the information contained herein.

This document contains statements that constitute “forward-looking statements.” While these forward-looking statements represent UBS’s judgments and expectations concerning the matters described, a number of risks, uncertainties and other important factors could cause actual developments and results to differ materially from UBS’s expectations. For a discussion of the risks and uncertainties that may affect UBS’s future results please refer to the “Risk Factors” and other sections of UBS’s most recent Annual Report on Form 20-F, UBS Group AG’s registration statement on Form F-4, quarterly reports and other information furnished to or filed with the US Securities and Exchange Commission on Form 6-K. UBS’s Annual Report on Form 20-F, quarterly reports and other information furnished to or filed with the US Securities and Exchange Commission on Form 6-K are also available at the SEC’s website: www.sec.gov.

UBS Group AG, News Release, 11 August 2023                                                                                                                                            Page 2

This Form 6-K is hereby incorporated by reference into (1) each of the registration statements on Form F-3 (Registration Numbers 333-263376, 333-272539 and 333-272452), and on Form S-8 (Registration Numbers 333-200634; 333-200635; 333-200641; 333-200665; 333-215254; 333-215255; 333-228653; 333-230312; 333-249143 and 333-272975), and into each prospectus outstanding under any of the foregoing registration statements, (2) any outstanding offering circular or similar document issued or authorized by UBS AG that incorporates by reference any Forms 6-K of UBS AG that are incorporated into its registration statements filed with the SEC, and (3) the base prospectus of Corporate Asset Backed Corporation (“CABCO”) dated June 23, 2004 (Registration Number 333-111572), the Form 8-K of CABCO filed and dated June 23, 2004 (SEC File Number 001-13444), and the Prospectus Supplements relating to the CABCO Series 2004-101 Trust dated May 10, 2004 and May 17, 2004 (Registration Number 033-91744 and 033-91744-05).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

UBS Group AG

By: _/s/ Todd Tuckner_____________

Name:  Todd Tuckner

Title:    Group Chief Financial Officer

By: _/s/ David Kelly______________

Name:  David Kelly

Title:    Managing Director

Date:  August 11, 2023